                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
              -----------------------------------------------------
                        (Name of Subject Company (Issuer)

                          QUADRANGLE ASSOCIATES III LLC
                               BULFINCH GROUP LLC
                                WIN MANAGER CORP.
                                MICHAEL L. ASHNER

              -----------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
              -----------------------------------------------------
                           (Title of Class Securities)

                                      None
              -----------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                 PETER BRAVERMAN
                          QUADRANGLE ASSOCIATES III LLC
                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600
                                  -------------

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*      $2,361,800      Amount of Filing Fee       $463.10
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 964 units of limited partnership interest of the subject partnership for $2,450 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[X]   Check the box if any part of the fee is offset as provided by Rule 0- 11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 463.10       Filing Party: Quadrangle Associates III LLC

Form or Registration No.: Schedule TO              Date Filed: February 12, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X]   third-party tender offer subject to Rule 14d-1.
      [ ]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (the "Statement") of Quadrangle Associates III LLC ("Quadrangle"), Bulfinch Group LLC ("Bulfinch"), WIN Manager Corp., and Michael L. Ashner filed with the Securities and Exchange Commission on February 12, 2004, as amended by Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Securities and Exchange Commission on March 9, 2004, and as further amended by Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on March 12, 2004, relating to an offer to purchase units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February12, 2004 (the "Offer to Purchase") and the related Letter of Transmittal.

ITEM 5   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 of the Statement is supplemented by adding the information set forth in Supplement No. 2 attached hereto as Exhibit (a)(4).

ITEM 12  EXHIBITS.

     Item 12 of the Statement is supplemented as follows:

     (a)(4)    Supplement No. 2 to Offer to Purchase

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 15th day of March, 2004.


                                         QUADRANGLE ASSOCIATES III LLC

                                         By: WIN Manager Corp. Manager

                                             By /s/ Peter Braverman
                                                --------------------------------
                                                    Peter Braverman
                                                    Executive Vice President


                                         WIN MANAGER CORP.

                                         By: /s/ Peter Braverman
                                            --------------------------------
                                                 Peter Braverman
                                                 Executive Vice President


                                         BULFINCH GROUP LLC

                                         By: /s/ Michael L. Ashner
                                             --------------------------------
                                                 Michael L. Ashner


                                         /s/ Michael L. Ashner
                                         ---------------------
                                             Michael L. Ashner




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                                  Exhibit Index
                                  -------------


Exhibit No.
-----------

(a)(3)              Supplement No. 2 to Offer to Purchase, dated March 15, 2004.